

JERRY SAX
SENIOR VP, CHIEF FINANCIAL OFFICER
VIASYSTEMS GROUP, INC.
101 SOUTH HANLEY ROAD
SUITE 400
ST. LOUIS, MISSOURI 63105

JULY 10, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Martin F. James
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viasystems, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 31, 2006
        File No. 333-29727

Dear Mr. James:

        We have received your letter dated June 23, 2006, and on behalf of Viasystems, Inc. (the "Company") I first want to thank you for your assistance relative to our compliance with the applicable disclosure requirements. Below you will find our response to each of your comments in numeric order.

Form 10-K of the year ended December 31, 2005

Management's Discussion and Analysis

General

1.   Thank you for your reference to Items 303(a) of Regulation S-K and Section 501.06.a. of the Financial Reporting Codification. We note their importance and in future filings, our Management's Discussion and Analysis ("MD&A") will include a discussion of revenues, profitability and the cash needs relative to each of our segments.



Critical Accounting Policies and Estimates

2.   Thank you for your reference to FR-72 and SEC Release no. 33-8098. We note their significance, and in future filings we will include discussions of each critical accounting estimate we make, including, where relevant and material, information about how we derived the estimate or assumption, the accuracy of the estimate or assumption in the past, changes in the estimate of assumption for prior periods, and expectations of changes in the estimates or assumptions in the future.

Year Ended December 31, 2004 compared to Year Ended December 31, 2005

Restructuring, Impairment Charges and Losses on the Dispositions of Businesses

3.   Thank you for your reference to SAB Topic 5-P.4 and, in future filings, the Company will address, without being repetitive of other disclosures, material effects of current exit plans and material changes to previous exit plans.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

4.   Currently and historically, revenues from the services described in your comment (the "Services") do not and have not exceeded 10% of our total sales and therefore no further disclosure is required at this time. We will continue to monitor the level of service revenues and will revise the presentation of our statement of operations, if appropriate.

5.   Currently, all of the services are performed by the Company prior to any revenue recognition by the Company, and in future filings we will clarify the disclosure of our revenue recognition policies.

6.   Thank you for your reference to SFAS 128. In future filings, we will clarify that the Company is exempt from computation, presentation and disclosure requirements of SFAS 128, because the Company has no publicly held common stock or potential common stock.

Form 10-Q for the quarter ended March 31, 2006

Note 1 – Basis of Presentation, page 5

Employee Stock-based Compensation, page 6

7.   Thank you for your reference to SFAS 123(R) and, in future filings, the Company will make the required disclosures.

8.   We note your suggested revisions for our next Form 10-Q and, will make the required disclosures.



We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in each filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to each filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our responses to your comments. Should any questions arise in connection with this response letter, please contact me at 314-746-2222.

Sincerely,

Jerry Sax
Senior Vice President
Chief Financial Officer